EXHIBIT 99.1

Himax Expands Content Adaptive Brightness Control (CABC) Technology to Various Mobile Devices

Save Up to 50% Panel Power Consumption and Enhance Contrast

TAINAN, Taiwan, Feb. 12, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today announced that its handset display drivers with Content Adaptive Brightness Control (CABC) technology have been adopted by the world's first tier handset brands.

Himax' CABC technology could reduce display power by 20-50%, depending on the image data, and is a sought-after feature among energy-conscious mobile device makers and end-users. In addition to handset applications, Himax leads the world in integrating CABC technology with display drivers for numerous mobile consumer electronics including digital still cameras (DSCs), portable navigation devices (PNDs) and Notebook PC timing controllers.

The widely-adopted TFT-LCD typically maintains a constant backlight brightness at all times regardless of the displayed image, making the backlight the most power-consuming component in the entire display system. Himax' CABC technology controls backlight brightness intelligently by analyzing the display content which saves power, enhances contrast while maintaining vivid display quality. Himax' unique algorithm enables a smooth backlight adjustment even when the content and brightness are swiftly changing.

Himax has a series of CABC-embedded display drivers for handset displays which include qVGA (HX8347-D, HX8356-A), wqVGA (HX8352-A), hVGA (HX8357-A), and nHD/wVGA (ASIC). The company also provides WQVGA (HX8257-A) for PNDs, HX8268-B for DSCs and HX8811-M timing controllers for notebook PC. In a recent test by a notebook brand customer revealed that Himax' CABC-embedded timing controller in a 14" notebook PC with a DVD running extends battery life by up to 30 minutes.

As one of the world's leading semiconductor solution providers for the flat panel display industry, Himax will continue to devote resources in broadening the adoption of CABC technology in a range of mobile consumer electronic devices.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com